August 8, 2016

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street N.E.

Mail Stop 4561

Washington, D.C.  20549

Attention:                                         Ms. Barbara C. Jacobs, Assistant Director

Mr. Gabriel Eckstein, Esq., Staff Attorney

Mr. Matthew Crispino, Esq., Staff Attorney

Ms. Kathleen Collins, Accounting Branch Chief

Ms. Melissa Kindelan, Staff Accountant

Re:                             GDS Holdings Limited

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted July 14, 2016

CIK No. 0001526125

Ladies and Gentlemen:

On behalf of our client, GDS Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), we enclose herewith for submission on a confidential basis with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), a revised draft (“Draft No. 3”) of the above-referenced draft registration statement on Form F-1 (the “Registration Statement”).

We enclose herewith five (5) courtesy copies of Draft No. 3, which has been marked to show changes to Draft No. 2 to the Company’s Registration Statement confidentially submitted to the Commission on July 14, 2016 (the “July 14 Submission”).

On behalf of the Company, we wish to thank you and the other members of the Commission for your prompt response to the Company’s request for comments.

The Company has responded to the Staff’s comments contained in the comment letter dated July 29, 2016 from the Staff (the “July 29 Comment Letter”) by revising the July 14 Submission or providing explanations in response to the comments.  In addition to the amendments made in response to the Staff’s comments, the Company has also revised the July 14 Submission to update certain other disclosures.

Set forth below are the Company’s responses to the Staff’s comments in the July 29 Comment Letter.  The Staff’s comments are retyped in bold italics below for your ease of reference.  We have included page numbers to refer to the location in Draft No. 3 where the disclosure addressing a particular comment appears.

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Selected Consolidated Financial and Operating Data

Non-GAAP Measures, page 81

1.                                      We note your added disclosure regarding start-up costs in response to prior comment 12. It appears such costs are normal, recurring, cash operating expenses for your business even though they are incurred before a particular data center begins operations. As such, the exclusion of such costs does not appear to be consistent with Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 or Regulation G. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the non-GAAP measures accordingly.

Critical Accounting Policies

Share-based Compensation, page 93

2.                                      Please update these disclosures for the share option grant in May 2016.

In response to the Staff’s comment, the Company has revised to update the disclosure for the share option grant in May 2016 on page 94.

Liquidity and Capital Resources, page 102

3.                                      We note your response to prior comment 17 and your disclosure on page 104. You state  that as of December 31, 2015 the restricted assets were RMB1,323.1 million, all of which consisted of restricted capital. It is still unclear how the amount of restricted assets is derived and how it relates to the consolidated shareholders’ deficit of RMB340.5 million. Please further explain to us how you calculated restricted net assets.

The Company respectfully advises the Staff that relevant PRC statutory laws and regulations only permit payment of dividends by the Company’s subsidiaries and VIEs incorporated in the PRC out of their after-tax profits (after setting aside statutory reserve), if any, as determined in accordance with PRC accounting standards and regulations. In addition, under PRC statutory laws and regulations, registered capital and capital reserves are not available for distribution to shareholders and may not be transferred in the form of loans, advances, or cash dividends, or reduced by accumulated deficit. As of December 31, 2015, the Company’s subsidiaries and VIEs incurred accumulated deficit and did not have any retained earnings available for distribution to the shareholders. Accordingly, as of December 31, 2015, the restricted portion of RMB1,323.1 million (US$204.3 million) included non-distributable registered capital and capital reserves of the Company’s wholly-owned subsidiaries and VIEs, amounting to RMB1,323.1 million (US$204.3 million) and nil, respectively. As of December 31, 2015, the Company’s consolidated shareholders’ deficit was RMB340.5 million, which included ordinary shares and additional paid-in capital of GDS Holdings Limited (the parent company) of RMB303.6 million, accumulated other comprehensive loss of RMB61.9 million and accumulated deficit of RMB582.2 million.

Note 9. Loans and Borrowings

Long-term borrowings, page F-32

4.                                      We note your response to prior comment 37. Please provide us with a breakdown that includes the amount and significant terms for each loan not included in your disclosures. Also, explain why you believe it is not necessary to disclose these loans in the financial statement footnotes.

The Company has revised the disclosure on page F-33 to include the amount and significant terms of the remaining portion of the secured long-term loans and borrowings of RMB64.5 million.

5.                                      We note in your revised disclosure in response to prior comment 38 you state that RMB1,076,579 was recorded in long-term loans and borrowing. Please tell us how this relates to the long-term borrowings totaling RMB1,053,482 on page F-32.

In response to the Staff’s comment, the Company has revised the disclosure on page F-34 to clarify that the long-term borrowings totaling RMB1,053.5 million was net of debt issuance costs of RMB23.1 million.

Note 15. Ordinary Shares, page F-45

6.                                      We note your response to prior comment 40. Please revise your disclosures to clarify that your reason for repurchasing the various series of preferred stock and ordinary shares in conjunction with the issuance of Series C preferred shares was so that the Series C shareholder would hold no less than 40% of your issued share capital on a fully diluted basis.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-42 and F-45 to state the reason for repurchasing the various series of preferred stock and ordinary shares in conjunction with the issuance of Series C preferred shares.

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If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7660 (work), +852-9768-6776 (mobile) or dfertig@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Very truly yours,

/s/ Daniel Fertig
Daniel Fertig

Enclosures

cc:                                William Wei Huang, Co-chairman and Chief Executive Officer

Daniel Newman, Chief Financial Officer

GDS Holdings Limited

Chris Lin, Esq.

David Lee, Esq.

Simpson Thacher & Bartlett

Karen Yan, Esq.

William L. Hughes, Esq.

Gordon K. Davidson, Esq.

Fenwick & West LLP

Jessie Qian

Kevin Huang

KPMG Huazhen LLP